SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to a formal inquiry from BM&FBOVESPA (SAE 3.795/14), as of December 10th, 2014, questioning the reasons for share price and volume fluctuations, the Company hereby informs its shareholders, the market in general and other interested parties, that such share actions might be related to the note published by Bloomberg, entitled "Telefonica, Oi and Claro said to plan $15 bln offer for TIM", according to which the companies mentioned would be planning a  joint bid for TIM Participações S.A..

In this regard, the Company confirms the information already provided to the market through the Notices to the Market released on September 17th, October 8th, and October 30th, as well as a Material Fact released on August 27th, stating that it is not aware of any agreement, negotiation or proposal involving the Company and the other companies mentioned in the note.

Additionally, the Company reiterates its commitment to timely provide the appropriate information to its Shareholders and the Market whenever there is any material fact.

Rio de Janeiro, December 11, 2014.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

Transcription of BM&FBOVESPA Inquiry 3795/2014-SAE de 10/12/2014

10 de dezembro de 2014
3795/2014-SAE

TIM PARTICIPAÇÕES S.A.
Sr. Rogerio Tostes Lima
Diretor de Relações com Investidores

Ref.: Movimentação atípica de Ações

Prezado Senhor,

Tendo em vista as últimas oscilações registradas com as ações de emissão dessa empresa, o número de negócios e quantidade negociada, conforme abaixo, vimos solicitar que seja informado, até 11/12/2014, se há algum fato, do conhecimento de V.S.a. que possa justifica-los.

Ações ON
Preços (R$ por ação)
Data	Abertura	Mínimo	Máximo	Médio	Último	Oscil. %	Nº neg.	Quantidade	Volume
27/11/2014	12,15	12,11	12,57	12,40	12,39	2,57	2.837	934.700	11.586.938,00
28/11/2014	12,39	12,29	12,67	12,46	12,42	0,24	3.434	1.365.700	17.012.186,00
01/12/2014	12,32	11,41	12,44	11,75	11,48	-7,87	12.211	3.988.700	46.868.244,00
02/12/2014	11,55	11,32	11,74	11,56	11,44	-0,44	12.884	2.801.700	32.383.055,00
03/12/2014	11,42	11,29	11,66	11,47	11,56	0,09	5.627	2.479.700	28.451.932,00
04/12/2014	11,67	11,25	11,68	11,36	11,39	-1,81	8.045	1.856.800	21.089.034,00
05/12/2014	11,27	11,20	11,86	11,62	11,74	3,44	5.565	1.890.000	21.952.680,00
08/12/2014	11,74	11,33	11,74	11,44	11,34	-3,49	5.865	1.575.100	18.015.073,00
09/12/2014	11,41	11,21	11,55	11,43	11,51	1,59	6.291	1.841.100	21.051.350,00
10/12/2014*	11,50	11,39	13,15	11,63	13,15	14,34	7.065	1.839.000	21.393.763,00

* Atualizado até ás 17h02.

No arquivo a ser enviado deve ser transcrito o teor da consulta acima formulada antes da resposta dessa empresa.

Alertamos que esta solicitação se insere no âmbito do Convênio de Cooperação, firmado pela CVM e BM&FBOVESPA em 13/12/2011, e que o seu não atendimento poderá sujeitar essa companhia à eventual aplicação de multa cominatória pela Superintendência de Relações com Empresas – SEP da CVM, respeitado o disposto na Instrução CVM nº 452/07.

Atenciosamente,
Nelson Barroso Ortega
Superintendência de Acompanhamento de Empresas

c.c.:     CVM – Comissão de Valores Mobiliários
            Sr. Fernando Soares Vieira – Superintendência de Relações com Empresas
            Sr. Waldir de Jesus Nobre – Superintendência de Relações com o Mercado e Intermediários

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.